

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2013

Via E-mail
Douglas R. Muir
Chief Financial Officer
Krispy Kreme Doughnuts, Inc.
370 Knollwood Street
Winston-Salem, North Carolina 27103

> **Re:** **Krispy Kreme Doughnuts, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2012**
> **Filed March 30, 2012**
> **Response dated February 28, 2013**
> **File No. 1-16485**

Dear Mr. Muir:

We have reviewed your response and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

General and Administrative Expenses, page 44

1. We read your response to comment 1. Please revise your proposed disclosure in more detail regarding the facts and circumstances behind the stock based compensation error. Further, the effect of the out of period charge recorded in the fourth quarter of fiscal 2012 appeared to be quantitatively material to that quarter and as such it should be separately discussed in MD&A.

Douglas R. Muir
Krispy Kreme Doughnuts, Inc.
March 8, 2013
Page 2

       Please contact Robert Babula, Staff Accountant, at (202) 551- 3339 or me at (202) 551-3377 with any other questions.

                Sincerely,

                /s/ Andrew D. Mew

                Andrew D. Mew
                Accounting Branch Chief